IPA Acquires the Carterra LSA® Instrument to Enhance Antibody Discovery and Bolster Its AI Developments

Significant throughput of LSA to advance IPA's diversity- and data-driven drug development and to enrich LENSai™.

VICTORIA, BRITISH COLUMBIA (CANADA), March 20, 2024 - IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the "Company" or "IPA") (NASDAQ: IPA), an artificial intelligence-driven biotherapeutic research and technology company, today announced that it has acquired the LSA® instrument platform from Carterra®, a leading provider of high-throughput large and small molecule  screening and characterization solutions. This instrument allows for high throughput surface plasmon resonance-based antibody characterizations thereby significantly increasing the Company's capacity in performing various label-free protein interaction analyses including best-in-class kinetics, epitope binning, quantitation, epitope mapping, and blocking/neutralization assays.

IPA remains committed to expanding its contract research organization (CRO) capabilities and leveraging technology to drive innovation and efficiency, particularly in AI-driven drug design. Carterra's LSA instrument delivers significant throughput in short time frames requiring only small sample volumes. This fits well with the company's established high throughput capabilities and diversity- and data-driven drug discovery, delivering huge amounts of valuable data points at an early-stage to advance the lead triaging process. The efficiency gain resulting from the acquisition will not only expedite the Company's in vitro characterizations for clients and partners, but also rapidly fuels LENSai with valuable data sets to optimize models for next gen in silico drug discovery and development utilizing their proprietary HYFTs to aggregate and integrate biological data.

"The significance of our LENSai technology extends beyond just the creation of an advanced tool," says IPA's Chief Executive Officer and President, Jennifer Bath, PhD. "It represents a strategic move to capture the growing interest in and huge potential of AI-driven drug discovery and digital biology. Complementing our well-established high throughput antibody discovery, production, and screening capabilities, Carterra's LSA gets us closer to making ours the fastest and most cost-effective drug discovery workflow."

"We couldn't be more excited to join with IPA in changing the way drugs are discovered," said Tim Germann, Chief Commercial Officer at Carterra.  "The LSA has made the use of AI in antibody discovery a reality; nothing generates more data in as little time to train AI/ML engines."

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the "IPA Family"). The IPA Family is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com.

IPA contact:

info@ipatherapeutics.com

About Carterra, Inc.:
Carterra, Inc. is a privately held company. Its HT-SPR technology provides large-molecule and small-molecule drug discovery customers with screening and characterization throughput and functionality that scales with omics-level applications, condensing months of work down to days. Our solutions have enabled multiple therapeutics and breakthrough research and helped academic and translational researchers and biopharmaceutical companies in oncology, immunology, neuroscience, and more.  Carterra is based in Salt Lake City, Utah, and has Customer Experience Centers in San Francisco, Salt Lake City, Boston, Manchester, England, and Munich, Germany. Carterra products are available in Asia-Pacific and Oceania through our exclusive distributor, Revvity. To learn more, visit www.carterra-bio.com or connect with us on LinkedIn or X (Twitter).

Carterra contact:
Cheri Salazar
Sr. Marketing Manager
+1 (408) 594-9400

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as "potential", "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the expected outcome on the market, the life sciences, drug discovery and development, and statements relating to IPA's expected increased revenue streams and financial growth. In respect of the forward-looking information contained herein, IPA has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the risk that the expected healthcare benefits including lowering development timeliness, and costs and that development of targeted treatments will not be achieved, in addition actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company's Annual Information Form dated July 10, 2023 (which may be viewed on the Company's profile at www.sedar.com), and the Company's Form 40-F, dated July 10, 2023 (which may be viewed on the Company's profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.